Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 1 to the Registration Statement of NephroGenex, Inc. on Form S-1 (No. 333-193023) to be filed on or about January 9, 2014 of our report dated December 20, 2013, on our audits of the financial statements as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012 and the cumulative period from May 25, 2004 (inception) to December 31, 2012.  Our report includes explanatory paragraphs about the existence of substantial doubt concerning the Company’s ability to continue as a going concern and the restatement of certain financial statement accounts.  We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-1.

/s/ EisnerAmper LLP

Jenkintown, Pennsylvania

January 9, 2014